Exhibit 99.6

BEHRE DOLBEAR
founded 1911 MINERALS INDUSTRY ADVISORS
BEHRE DOLBEAR & COMPANY (USA), INC.

September 24 2012

CONSENT OF QUALIFIED PERSON

To:	British Columbia Securities Commission
Ontario Securities Commission

And to:	Petaquilla Minerals Ltd. (the “Company”)

I, Robert E Cameron, Ph.D., MMSA 01357QP, consent to the public filing of the technical report titled “A Technical Report on the Botija Abajo Project – A Satellite Deposit of the Molejón Mine, Donoso District, Colon Province, Republic of Panamá” dated September 24, 2012 (the “Technical Report”) and any extracts from or summary of the Technical Report in the news release of the Company to be disseminated shortly in September 2012 (the “Disclosure Document”), and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I further consent to: (a) the filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public; (b) the publication of the Technical Report by the Company on its website or otherwise; and (c) all other uses by the Company of the Technical Report or excerpts thereof in connection with its business.

I also certify that I have read the Disclosure Document and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 24th day of September 2012.

BEHRE DOLBEAR & COMPANY (USA), INC.

/s/ Robert E Cameron
Robert E Cameron, Ph.D., MMSA 01357QP

999 Eighteenth Street, Suite 1500 Denver, CO 80202 303-620-0020 fax 303-620-0024
BEIJING CHICAGO DENVER GUADALAJARA HONG KONG LONDON NEW YORK
SANTIAGO SYDNEY TORONTO ULAANBAATAR VANCOUVER
www.dolbear.com